Filed by Roanoke Electric Steel Corporation

(Commission File No. 000-02389)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Roanoke Electric Steel Corporation

(Commission File No.000-02389)

February 9, 2006

Dear Shareholder:

Enclosed is a copy of Roanoke Electric Steel Corporation’s 2005 Annual Report to Shareholders commemorating our 50th year in business and our second consecutive year of record operating results. Because of our pending merger with Steel Dynamics, Inc. we will not be holding our customary annual meeting. Instead, we will hold a special meeting to consider and vote on the merger. We are currently preparing the materials for the meeting and will mail them to shareholders as soon as they are ready.

Thank you for your support of Roanoke Electric Steel.

Sincerely,

Donald G. Smith	T. Joe Crawford
Chairman of the Board and	President and
Chief Executive Officer	Chief Operating Officer

*****

Important Additional Information

Roanoke Electric Steel Corporation and Steel Dynamics, Inc. (“SDI”) have entered into an agreement for the merger of the Company with SDI, and, in connection with this proposed transaction, will prepare and distribute a proxy statement/prospectus to Roanoke Electric Steel’s shareholders. Shareholders are urged to read the proxy statement/prospectus when it becomes available, and the related registration statement which has been filed and any amendments to this registration statement, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Roanoke Electric Steel and SDI, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by contacting Roanoke Electric Steel’s General Counsel at PO Box 13948, Roanoke, Virginia 24038 (540.342-1831) or SDI Investor Relations, 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804 (260.459-3553).

Roanoke Electric Steel and SDI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Roanoke Electric Steel’s shareholders in connection with the merger transaction. Information about the directors and executive officers of Roanoke Electric Steel and their ownership of Roanoke Electric Steel’s common stock is set forth in the annual report on Form 10-K for the year ended October 31, 2005, which report was filed with the Securities and Exchange Commission on January 17, 2006. Information about the directors and executive officers of SDI and their ownership of SDI common stock is set forth in the proxy statement for SDI’s 2005 annual meeting of shareholders, which proxy statement was filed with the Securities and Exchange Commission on April 4, 2005. Additional information regarding the interest of those participants will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.